Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT

Subsidiary	Jurisdiction

CoaLogix Inc.	Delaware

CoaLogix Tech LLC	Delaware

CoaLogix Technology Holdings Inc.	Delaware

CoaLogix Solutions Inc.	Delaware

SCR-Tech, LLC	North Carolina

DSIT Solutions Ltd.	Israel

Glen & Valley Systems Ltd.	Israel

DSIT Sonar and Acoustics Ltd.	Israel

GridSense Pty. Ltd.	New South Wales, Australia

GridSense Inc.	Colorado

US Sensor Systems Inc.	Delaware